FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the month of October 2010	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Other Events

On October 25, 2010, AerCap Holdings N.V. announced that it has signed an agreement today with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”, ADX: WAHA), under which Waha will acquire approximately 29.8 million shares in AerCap in exchange for $105 million in cash, Waha’s 50% interest in AerVenture and the transfer of a 40% interest in Waha’s 16-aircraft portfolio .  The total consideration for the shares in AerCap is approximately $380 million based on the New York Stock Exchange closing price of AerCap’s shares on Friday, 22 October 2010.

Exhibits

99.1         AerCap Holdings N.V. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Klaus Heinemann
Name:	Klaus Heinemann
Title:	Authorized Signatory

Date:  October 25, 2010

EXHIBIT INDEX

99.1                           AerCap Holdings N.V. Press Release.